                                                Filed Pursuant to Rule 424(b)(2)
                                                   Registration Number 333-61966

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 6, 2001

                               4,000,000 Shares

                           [LOGO] Thornburg Mortgage

                                 Common Stock

                                 -------------

   We are selling 4,000,000 shares of our common stock. We will receive all of the net proceeds from the sale of such common stock.

   Our common stock is listed on The New York Stock Exchange under the symbol "TMA." The last reported sale price of our common stock on November 12, 2001 was $16.20 per share.

   The underwriters have an option to purchase a maximum of 600,000 additional shares of our common stock to cover over-allotments of shares.

   Investing in our common stock involves risks. See "Risk Factors" on page 6 of the accompanying prospectus.

                                               Underwriting   Proceeds to
                                    Price to   Discounts and   Thornburg
                                     Public     Commissions  Mortgage, Inc.
                                   ----------- ------------- --------------
     Per Share....................   $16.20       $0.89         $15.31
     Total........................ $64,800,000  $3,560,000    $61,240,000

   Delivery of the shares of our common stock will be made on or about November 16, 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                    ABN AMRO Rothschild LLC

                                         A.G. Edwards & Sons, Inc.

                                                             RBC Capital Markets

          The date of this prospectus supplement is November 12, 2001

                                 -------------

                               TABLE OF CONTENTS

      PROSPECTUS SUPPLEMENT                      PROSPECTUS
                                Page                                    Page
                                ----                                    ----
   FORWARD-LOOKING INFORMATION.  S-2 ABOUT THIS PROSPECTUS.............    1
   THE COMPANY.................  S-3 FORWARD-LOOKING INFORMATION.......    1
   THE OFFERING................ S-10 ABOUT THORNBURG MORTGAGE, INC.....    1
   USE OF PROCEEDS............. S-10 RISK FACTORS......................    6
   RECENT DEVELOPMENTS......... S-10 USE OF PROCEEDS...................   12
   CAPITALIZATION.............. S-11 RATIO OF EARNINGS TO FIXED CHARGES
   SELECTED FINANCIAL DATA..... S-12  AND PREFERRED STOCK DIVIDENDS....   12
   UNDERWRITING................ S-13 DESCRIPTION OF STOCK..............   12
   NOTICE TO CANADIAN RESIDENTS S-16 FEDERAL INCOME TAX CONSIDERATIONS.   19
   LEGAL MATTERS............... S-17 PLAN OF DISTRIBUTION..............   26
   EXPERTS..................... S-17 EXPERTS...........................   28
                                     LEGAL MATTERS.....................   28
                                     WHERE YOU CAN FIND MORE
                                      INFORMATION......................   28
                                     INCORPORATION OF CERTAIN DOCUMENTS
                                       BY REFERENCE....................   29

                                 -------------

                          FORWARD-LOOKING INFORMATION

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 (or the Securities Act) and Section 21E of the Securities Exchange Act of 1934 (or the Exchange Act) that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a "safe harbor" for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words "believe," "anticipate," "intend," "aim," "expect," "will," and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by or on our behalf include, but are not limited to, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the accompanying prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                                 -------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   The following information may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" on page 6 in the accompanying prospectus before making an investment decision to purchase shares of our common stock. As used in this prospectus supplement and the accompanying prospectus, except as otherwise stated, all references to "we," "us" or the "Company" refer to Thornburg Mortgage, Inc. and its subsidiaries. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in "Underwriting."

                                  THE COMPANY

General

   We are a mortgage acquisition and origination company that primarily invests in adjustable and variable rate mortgage (or ARM) assets comprised of ARM securities and ARM loans, thereby providing capital to the single family residential housing market. ARM securities represent interests in pools of ARM loans, which include guarantees or other credit enhancements against losses from loan defaults. While we are not a bank or savings and loan institution, our business is best understood in comparison to such institutions. We acquire mortgage assets using our equity capital and borrowed funds. We borrow using our ARM assets as collateral and use the proceeds to invest in additional ARM assets. Our goal is to generate income for distribution to our shareholders based on the difference between the interest income on our ARM assets portfolio and the cost of our borrowings. Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust (or REIT) and therefore generally pass through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level.

   Thornburg Mortgage Home Loans, Inc. (or TMHL), our wholly-owned taxable REIT subsidiary, conducts our mortgage loan acquisition and mortgage loan origination activities and also services the mortgage loans that it acquires and originates. Through TMHL, we acquire mortgage loans through three channels:
(i) bulk acquisitions, which involve acquiring pools of whole loans with or without servicing rights, which are originated using the seller's guidelines and underwriting criteria; (ii) correspondent lending, which involves acquiring loans from correspondent lenders or other loan originators with or without servicing rights, who originate the individual loans using our underwriting criteria and guidelines; and (iii) direct retail mortgage loan originations. ARM loans acquired from third parties and ARM loans originated by TMHL are intended to be securitized and then held in our portfolio as high quality securitized assets. When used as collateral for borrowing funds, the high quality securitized assets reduce our overall borrowing costs and improve our access to financing. As a service to our customers, we also originate 15-year and 30-year fixed rate mortgage loans, which we then will sell to third-party investors. As of September 30, 2001, TMHL had authority to lend in 38 states.

   We are a Maryland corporation that was incorporated on July 28, 1992 and began operations in June 1993. We are managed by Thornburg Mortgage Advisory Corporation (or the Manager), which is responsible for our day-to-day operations, subject to the supervision of our Board of Directors. Our Board of Directors consists of 10 directors, six of whom are not affiliated with the Manager. Our principal executive offices are located at 119 East Marcy Street, Santa Fe, New Mexico 87501. Our telephone number is (505) 989-1900. Our internet address is www.thornburg.com. Information contained on our internet web site is not, and should not be interpreted to be, a part of this prospectus supplement or the accompanying prospectus.

Assets

   Our ARM assets portfolio may consist of either agency or privately issued (generally, publicly registered) mortgage pass-through securities, multi-class pass-through securities, collateralized mortgage obligations (or CMOs), collateralized bond obligations (or CBOs), ARM loans, hybrid ARM assets (a subset of ARM assets that are typically 30-year loans that have a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to adjustable rate mortgage loans for the balance of the term), fixed rate mortgage-backed securities that have an expected duration at the time of acquisition of one year or less, short term investments that either mature within one year or have an interest rate that reprices within one year, or fixed rate mortgage loans originated by TMHL, pending sale to third parties.

   Agency securities are mortgage-backed securities for which a government agency or federally chartered corporation, such as Freddie Mac, Fannie Mae or Ginnie Mae, guarantees payments of principal or interest on the certificates. Agency securities are not rated, but carry an implied "AAA" rating. We limit our ownership of hybrid ARMs with fixed rate periods of greater than five years to no more than 10% of our total assets. We also limit the interest rate repricing mismatch between the fixed rate period of our hybrid ARMs and the fixed rate period of our interest rate swaps to a duration difference of no more than one year.

   Our investment policy requires that we invest at least 70% of our total assets in "high quality" ARM securities and short term investments. High quality means:

  . securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government;

  . securities that are rated within one of the two highest rating categories ("AAA" or "AA") by at least one of either Standard & Poor's Corporation or Moody's Investors Service, Inc. (or the Rating Agencies);

  . securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a high quality rated mortgage security, as determined by our Manager and approved by our Board of Directors; or

  . the portion of ARM or hybrid loans that have been deposited into a trust and have received a credit rating of "AA" or better from at least one of the Rating Agencies.

   The remainder of our investment portfolio, comprising not more than 30% of our total assets, may consist of other investment assets, which may include:

  . adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single family, multi-family, commercial or other real estate-related properties rated at least Investment Grade at the time of purchase. "Investment Grade" generally means a security rating of "BBB," "Baa" or better by at least one of the Rating Agencies;

  . ARM loans collateralized by first liens on single family residential properties, generally underwritten to "A" quality standards, and acquired for the purpose of future securitization or sale to third parties;

  . fixed rate mortgage loans secured by first liens on single family residential properties originated for sale to third parties;

  . real estate properties acquired as a result of foreclosing on our ARM loans; or

  . as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts may equal an amount up to 17.5% of our shareholder equity, measured on a historical cost basis.

   At September 30, 2001, we held total assets of $5.3 billion, $5.2 billion of which consisted of ARM assets, as compared to $4.2 billion and $4.1 billion, respectively, at December 31, 2000. Since commencing operations in 1993, we have purchased either ARM securities (backed by agencies of the U.S. Government or privately-issued, generally publicly registered, mortgage assets, most of which are rated "AA" or higher by at least one of the Rating Agencies) or ARM loans generally originated to "A" quality underwriting standards. At September 30, 2001, 88.0% of the assets that we held, including cash and cash equivalents, were high quality assets, exceeding our investment policy minimum requirement of investing at least 70% of our total assets in high quality ARM assets and cash and cash equivalents. Of the ARM assets that we owned at September 30, 2001, 79.7% were in the form of adjustable rate pass-through certificates or ARM loans. The remainder were floating rate classes of CMOs (7.2%), short term fixed rate classes of CMOs (9.8%) or investments in floating rate classes of CBOs (3.3%) backed primarily by ARM mortgage-backed securities.

   Our ARM portfolio had a current weighted average coupon of 6.49% at September 30, 2001. This consisted of an average coupon of 6.50% on the hybrid portion of our ARM portfolio and an average coupon of 6.48% on the rest of the portfolio. If the non-hybrid portion of our ARM portfolio had been "fully indexed," the weighted average coupon of our ARM portfolio would have been approximately 5.63% based upon the current composition of the portfolio and the applicable indices. The term "fully indexed" refers to an ARM asset that has an interest rate that is currently equal to its applicable index plus a margin to the index that is specified by the terms of the ARM asset.

   At September 30, 2001, the current yield of the ARM assets portfolio was 5.65% compared to 7.06% as of December 31, 2000, with an average term to the next repricing date of 569 days as of September 30, 2001 compared to 308 days as of December 31, 2000. The hybrid ARM portion of our portfolio had an average term to the next repricing date of 3.7 years as of September 30, 2001 compared to 2.9 years as of December 31, 2000. The non-hybrid ARM portion of our portfolio had an average term to the next repricing date of 93 days as of September 30, 2001 compared to 84 days as of December 31, 2000. As of September 30, 2001, hybrid ARMs comprised 37.4% of our total ARM portfolio, compared to 25.4% as of the end of 2000.

   As of September 30, 2001, we had reduced the cost basis of our ARM securities by $1.9 million due to estimated credit losses (other than temporary declines in fair value). The estimated credit losses for our ARM securities relate to other investments that we purchased at a discount that included an estimate of credit losses and to loans that we have securitized for our own portfolio. Additionally, during the first nine months of 2001, in accordance with our credit policies, we provided for estimated credit losses on the subordinated classes of our securitized loans in the amount of $119,000.

   As of September 30, 2001, we had loan loss reserves of $3.5 million and had recorded, during the first nine months of 2001, a provision for estimated credit losses on our loan portfolio of $443,000. Additionally, at September 30, 2001, our ARM loan portfolio included seven loans that were considered seriously delinquent (60 days or more delinquent) with an aggregate balance of $1.5 million. The ARM loan portfolio also included two properties that we acquired as the result of foreclosure processes in the amount of $719,000. As of September 30, 2001, the average original effective loan-to-value ratio on the seven delinquent loans and two properties was approximately 74%. We believe that our current level of reserves is adequate to cover estimated losses in the portfolio.

   Since 1997, we have emphasized purchasing assets at lower prices relative to par in order to reduce the potential impact of future prepayments. As a result, we have emphasized the acquisition of ARM and hybrid ARM assets, high quality floating rate collateralized mortgages and short term fixed rate securities. In doing so, the average premium/(discount) paid for ARM assets acquired during the first nine months of 2001 and for the years 2000, 1999 and 1998 was (0.03%), (0.42%), 0.45% and 1.09% of par, respectively, as compared to 3.29% of par in 1997 when we emphasized the purchase of seasoned ARM assets. In part, as a result of this strategy, our unamortized net premium as a percent of par decreased to 0.97% as of September 30, 2001, compared to 1.64% as of December 31, 2000 and down from 2.83% as of the end of 1997.

   During the three-month and nine-month periods ended September 30, 2001, we securitized $6.8 million and $292.4 million of loans, respectively, and retained all of the securities for our portfolio. Of the securities created during the first nine months of 2001, 99.5% are at least Investment Grade and 0.5% are less than Investment

Grade. On November 1, 2001, we completed an additional securitization of approximately $515 million of loans from our ARM loans portfolio and approximately 99.6% of the resulting securities were rated at least Investment Grade.

   For the quarter ended September 30, 2001, our mortgage assets paid down at an approximate average annualized constant prepayment rate of 30% compared to 18% for the quarter ended September 30, 2000 and 28% for the quarter ended June 30, 2001. When we experience increases in prepayments, we have to amortize our premiums over a shorter time period, resulting in a reduced yield to maturity on our ARM assets. Conversely, if we experience decreases in actual prepayments, the premium would be amortized over a longer time period, resulting in a higher yield to maturity. We monitor our prepayment experience on a monthly basis in order to adjust the amortization of the net premium, as appropriate.

Borrowings

   We finance the purchase of ARM assets using equity capital and by using borrowings collateralized by our ARM assets at short term borrowing rates and using the proceeds to acquire additional ARM assets. These borrowings are primarily in the form of reverse repurchase agreements using our ARM securities as collateral. Reverse repurchase agreements are a form of collateralized short term borrowings. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors. As of September 30, 2001, this ratio was 9.48%.

   We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings that have maturities that approximately match the interest rate adjustment periods on our ARM assets. Accordingly, most of our borrowings bear variable or short term fixed (one year or less) interest rates because, as of September 30, 2001, 62.6% of our ARM assets had interest rates that adjust within one year. However, for that part of our portfolio that is financing our hybrid ARM assets, which generally have fixed interest rate periods of from 3 to 10 years and, as of September 30, 2001, averaged a 3.7-year fixed rate period, we extend the maturity of our borrowings such that the duration difference of the hybrid ARM asset and the fixed rate borrowing is less than one year. We generally accomplish this fixed rate maturity extension through the use of interest rate swap transactions where we contractually enter into a transaction obligating us to pay a fixed interest rate for a specified term. As of September 30, 2001, our current interest rate swap portfolio that hedged the financing of hybrid ARM assets had a remaining fixed rate term to maturity of
2.9 years, which is in compliance with our hedging policy.

   Generally, our borrowing agreements require us to deposit additional collateral in the event that the market value of our existing collateral declines, which, in dramatically rising interest rate environments, could require us to sell assets to reduce the borrowings. As of September 30, 2001, we had arrangements to enter into reverse repurchase agreements with 22 different financial institutions, three of which also provide us with separate whole loan financing facilities. These three whole loan financing facilities include: one facility which has a borrowing capacity of $150 million and matures in January 2002; one facility which has a borrowing capacity of $300 million and matures in March 2002; and one facility which does not have a committed borrowing capacity or a stated maturity, but is expected to be converted into a committed facility of $150 million during the fourth quarter of 2001. As of September 30, 2001, we had $416.5 million borrowed against these whole loan financing facilities at an effective cost of 3.09%.

   We have also financed the purchase of additional ARM assets by issuing debt obligations in the capital markets, which are collateralized by securitized pools of our ARM assets that are placed in a trust. The principal and interest payments on the debt are paid by the trust out of the cash flows received on the collateral. By using such a structure, we can issue debt that will not be subject to margin calls once the debt obligation has been issued. As of September 30, 2001, capital markets debt represented 9.8% of our total debt obligations.

Hedging

   In addition to the use of interest rate swaps to manage the interest rate risk associated with our hybrid ARMs, we also make use of other hedging strategies to mitigate the impact of certain adverse changes in interest rates on our net interest income and fair value changes of our ARM assets. In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. This lifetime interest rate cap is a component of the fair value of an ARM asset. Since our borrowings are not subject to equivalent interest rate caps, the interest rate cap agreements we have purchased have the effect of offsetting a portion of the fair value change in our ARM assets related to the lifetime interest rate cap, and they also allow the yield on our ARM assets to continue to rise above its contractual maximum rate. Pursuant to the terms of such cap agreements, we will receive cash payments if the interest rate index specified in any such cap agreement increases above certain specified levels. Therefore, such cap agreements have the effect of offsetting a portion of our borrowing costs and reducing the effect of the lifetime cap feature on our ARM assets so that the yield on our ARM assets will continue to rise in high interest rate environments as our cost of borrowing rises.

Management

   Our management team includes:

  . Garrett Thornburg, our Chairman of the Board of Directors and Chief Executive Officer, who is also the Chairman, the Chief Executive Officer and a director of the Manager;

  . Larry Goldstone, our President and Chief Operating Officer, who is also a Managing Director of the Manager and the Chairman of TMHL;

  . Richard Story, our Executive Vice President, Chief Financial Officer and Treasurer, who is also the Chief Accounting Officer and a Managing Director of the Manager and the Chief Financial Officer of TMHL;

  . Joseph H. Badal, our Executive Vice President, Single Family Residential Lending, who is also the Chief Executive Officer of TMHL and a Managing Director of the Manager;

  . Ron Chicaferro, our Senior Vice President, Correspondent and Retail Lending, who is also the President of TMHL and a Managing Director of the Manager;

  .  David Akre, our Vice President, Secondary Marketing;

  .  Deborah Burns, our Vice President, Mortgage Loan Securitization; and

  .  Maxine Swisa, our Vice President, Information Technology.

   Mr. Thornburg has over 21 years of experience in the investment advisory industry and is Chief Executive Officer, President and/or Chairman of the following entities (all of which are independent from the Company): Thornburg Investment Management (or TIM), an investment advisory firm organized in 1982 which is advisor to the 11 Thornburg Mutual Funds; Thornburg Securities Corporation, a registered broker-dealer that acts as a distributor of mutual funds managed by TIM; Thornburg Realty Advisors, LLC, a real estate advisory firm that facilitates the charitable gifting of real estate assets through tax advantaged structures; and Thornburg Investment Trust, a regulated investment company that is the issuer of nine of the 11 Thornburg Mutual Funds.

   Mr. Goldstone has over 17 years of experience in the mortgage lending industry, working principally for savings and loan organizations, where, in various capacities, he has managed portfolios of mortgage-backed securities, utilized hedging techniques to mitigate interest rate risk within such portfolios, and overseen and participated in related mortgage management efforts. Mr. Story has over 28 years of experience in the mortgage lending industry, working primarily for savings and loan organizations, where he served in a variety of senior accounting and treasury management functions and, prior to becoming our Chief Financial Officer and Treasurer in 1993, served as Controller for San Diego's largest health care provider. Mr. Badal has over 20 years of experience in the mortgage lending and real estate development industry and, prior to becoming our Executive

Vice President, Single Family Residential Lending in 2001, served as Senior Vice President of Residential Loan Production with Charter Mortgage Company in Albuquerque, New Mexico. Mr. Chicaferro has over 22 years of experience in the mortgage industry, having held a variety of positions involving mortgage lending, mortgage finance, correspondent lending and secondary marketing. Mr. Akre has over 17 years of experience in the mortgage industry, having held a variety of positions involving mortgage loan origination, acquisition and secondary marketing activities. Ms. Burns has over 20 years of experience in the investment management industry and, prior to joining us in 1998, served as Director of the Securities Division of TIAA-CREF, a private pension fund, where she worked for 10 years. Ms. Swisa has over 17 years of experience in the information technology profession, working mainly in the financial services industry, and prior to joining us was Director of Information Technology at a privately controlled real estate investment trust.

Manager

   Pursuant to the Management Agreement between us and the Manager, the Manager, subject to the supervision of our Board of Directors, is responsible for the management of our day-to-day operations, including the compensation of all personnel performing management services for the Manager on our behalf (subject to certain reimbursement rights relating to TMHL) and all costs relating to office space, equipment and other personnel used by us in connection with our operations, and performs such services and activities relating to our assets and operations as may be deemed appropriate by our Board of Directors. The Management Agreement, which has a 10-year term, will expire on July 15, 2009.

   We pay the Manager an annual base management fee based on average shareholders' equity, adjusted for liabilities that are not incurred to finance assets, monthly in arrears. The formula to calculate the base management fee is subject to an annual adjustment for changes in the consumer price index. As of September 30, 2001, the fee was 1.18% of the first $300 million of average shareholders' equity (inclusive of preferred stock), plus 0.87% of that portion above $300 million (subject to adjustment as provided in the Management Agreement). The Manager is also entitled to earn performance-based incentive compensation for each fiscal quarter in an amount equal to 20% of our annualized net income before performance-based incentive compensation, above an annualized return on equity equal to the 10-year U.S. Treasury Rate plus 1%. For purposes of the performance fee calculation, equity is generally defined as proceeds from issuance of common stock, before underwriters' discounts and other costs of issuance, plus retained earnings. We believe that this organizational structure and compensation arrangement benefits our shareholders because it ties management compensation to return on equity and, in periods of low earnings, the Manager's compensation is reduced, thereby lowering our operating expenses. For the year ended December 31, 2000, we paid the Manager $4.2 million in base management fees and $46,000 in performance-based incentive compensation, in accordance with the terms of the Management Agreement. For the three-month and nine-month periods ended September 30, 2001, the Manager earned $1.2 million and $3.5 million, respectively, in base management fees and $1.6 million and $3.6 million, respectively, in performance-based incentive compensation.

Price Range of Common Stock and Distributions

   The following table sets forth, for the periods indicated, the high, low and closing sales price per share of our common stock reported on The New York Stock Exchange and the cash distributions declared per share of our common stock.



                                                                        Cash
                                                 Price Per Share    Distribution
                                               --------------------   Declared
                                                High   Low   Close   Per Share
                                               ------ ------ ------ ------------
Fiscal Year ended December 31, 2001
   Fourth Quarter (through November 12, 2001). $18.70 $16.20 $16.20       --
   Third Quarter..............................  18.01  14.71  16.57    $0.50
   Second Quarter.............................  15.51  11.78  15.51     0.40
   First Quarter..............................  12.21   9.44  12.21     0.30
Fiscal Year ended December 31, 2000
   Fourth Quarter............................. $ 9.81 $ 8.63 $ 9.06    $0.25
   Third Quarter..............................   9.50   7.38   9.38     0.25
   Second Quarter.............................   8.88   7.19   7.19     0.23
   First Quarter..............................   9.13   7.06   7.38     0.23
Fiscal Year ended December 31, 1999
   Fourth Quarter............................. $ 9.19 $ 7.94 $ 8.25    $0.23
   Third Quarter..............................  10.88   8.25   8.81     0.23
   Second Quarter.............................  11.38   7.56  10.00     0.23
   First Quarter..............................  10.00   7.44   8.63     0.23

   To maintain our qualification as a REIT, we must distribute all or substantially all of our taxable income to our shareholders for each year (subject to certain adjustments). We have done this in the past and intend to continue to do so in the future. This will enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986.

   We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected for the reasons described under the caption "Risk Factors" in the accompanying prospectus. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of REIT status and such other factors as our Board of Directors may deem relevant from time to time.

Compliance with REIT Requirements and Investment Company Act of 1940

   We constantly monitor our portfolio of ARM assets and the income from such portfolio and from our hedging transactions, so as to ensure that at all times we maintain our qualification as a REIT and our exempt status under the Investment Company Act of 1940.

                                 THE OFFERING

       Common stock offered by us.................. 4,000,000 shares
       Common stock outstanding after this offering 32,404,975 shares(1)
       New York Stock Exchange symbol.............. TMA

---------------------
(1)The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of November 12, 2001 and excludes (i) 44,170 shares of common stock issuable upon the exercise of options granted pursuant to our Amended and Restated 1992 Stock Option and Incentive Plan (or our 1992 Option Plan) and (ii) options to purchase 184,000 shares of common stock (or awards of restricted stock of equivalent value) to be granted pursuant to our 1992 Option Plan as a result of this offering.

                                USE OF PROCEEDS

   We expect to receive approximately $60.8 million in net proceeds from the sale of the shares of our common stock in this offering, or approximately $70.0 million if the underwriters' over-allotment option is exercised in full, after payment of our expenses related to this offering and underwriting discounts and commissions.

   We intend to use the net proceeds of this offering for financing the acquisition or origination of additional ARM assets and for working capital, which may include the repayment of maturing reverse repurchase agreements.

                              RECENT DEVELOPMENTS

   On August 13, 2001, we issued 5,500,000 shares of our common stock in a public offering. We also issued an additional 291,500 shares of our common stock pursuant to the underwriters' over-allotment option which was exercised on August 27, 2001. We raised aggregate net proceeds of approximately $86.9 million in this offering. Pursuant to our stated investment policy, we used the net proceeds from the August offering for financing the acquisition or origination of additional ARM assets and for working capital needs, including the repayment of maturing reverse repurchase agreements.

   On October 22, 2001, our By-laws were amended to authorize up to a maximum of 12 Directors to sit on our Board of Directors, with the Board having the authority to fix the specific number. Following such amendment, our Board of Directors increased our number of Directors from nine to 10 and Mr. Story, our Chief Financial Officer and Treasurer, was elected to fill the newly-created vacancy on our Board. In addition, on October 22, 2001, our Board of Directors appointed Mr. Story as our Executive Vice President, Mr. Badal as our Executive Vice President, Single Family Residential Lending, and Mr. Chicaferro as our Senior Vice President, Correspondent and Retail Lending.

   On November 1, 2001, we completed an additional securitization of approximately $515 million of loans from our ARM loans portfolio and approximately 99.6% of the resulting securities were rated at least Investment Grade.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001:

  .  on a historical basis; and

  . as adjusted to give effect to the sale of 4,000,000 shares of our common stock at the price per share set forth on the cover page of this prospectus supplement and the application of the net proceeds of this offering as described under the caption "Use of Proceeds."

   The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and September 30, 2001, which are incorporated by reference into the accompanying prospectus.

                                                                                       As of September 30, 2001
                                                                                       -----------------------
                                                                                                    As Adjusted
                                                                                                     for this
                                                                                       Historical   Offering(1)
                                                                                       ----------   -----------
                                                                                            (in thousands)
Shareholders' equity:
Preferred stock, par value $0.01 per share, 2,760,000 9.68% Cumulative Convertible
  Series A shares authorized, 2,760,000 issued and outstanding on a historical and as
  adjusted basis......................................................................  $ 65,805     $ 65,805
  22,000 Series B Cumulative shares authorized, none issued and outstanding on a
  historical and as adjusted basis....................................................        --           --
Common stock, par value $0.01 per share, 47,218,000 shares authorized, 27,811,266 shares issued and outstanding on a historical basis and 31,811,266 shares issued and
  outstanding on an as adjusted basis following this offering(2)......................       278          318
Additional paid-in capital............................................................   429,632      490,432
Accumulated other comprehensive loss..................................................   (49,398)     (49,398)
Notes receivable from stock sales.....................................................    (7,405)      (7,405)
Retained earnings.....................................................................     8,107        8,107
                                                                                        --------     --------
   Total shareholders' equity.........................................................   447,019      507,859
                                                                                        --------     --------
       Total capitalization...........................................................  $447,019     $507,859
                                                                                        ========     ========

---------------------
(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in this offering. Assumes (i) no exercise of the underwriters' over-allotment option to purchase up to an additional 600,000 shares of our common stock, (ii) net proceeds per share, after deducting underwriting discounts and commissions, of $15.31 with respect to the shares offered in this offering and (iii) approximate aggregate offering expenses of $400,000.
(2) Excludes (i) 593,709 shares issued after September 30, 2001 pursuant to our Dividend Reinvestment and Stock Purchase Plan and upon the exercise of options and restricted shares granted pursuant to our 1992 Option Plan,
    (ii) 44,170 shares of common stock with an average exercise price of $8.35 per share that are issuable upon the exercise of options granted pursuant to our 1992 Option Plan and (iii) options to purchase 184,000 shares of common stock (or awards of restricted stock of equivalent value) to be granted pursuant to our 1992 Option Plan as a result of this offering.

                            SELECTED FINANCIAL DATA

   You should read the selected financial data in conjunction with our financial statements and related notes as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and September 30, 2001, which are incorporated by reference into the accompanying prospectus. The operations statement data and the balance sheet data for the fiscal years ended December 31, 2000, 1999 and 1998 are derived from, and qualified by reference to, our audited financial statements for the fiscal years ended December 31, 2000, 1999 and 1998. The operations statement data and the balance sheet data for the nine months ended September 30, 2001 and 2000 are derived from our unaudited financial statements for the nine months ended September 30, 2001 and 2000. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited interim results. Our unaudited interim results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

                                           Nine Months Ended
                                             September 30,            Year Ended December 31,
                                        ----------------------  ----------------------------------
                                           2001        2000        2000        1999        1998
                                        ----------  ----------  ----------  ----------  ----------
                                                   (in thousands, except per share data)
Operations Statement Data:
Net interest income.................... $   49,832  $   27,047  $   36,630  $   34,015  $   31,040
Net income.............................     36,951      21,495      29,165      25,584      22,695
Basic earnings per share...............       1.40        0.77        1.05        0.88        0.75
Diluted earnings per share.............       1.40        0.77        1.05        0.88        0.75
Distributable income per common share..       1.44        0.79        1.07        0.99        0.84
Dividends declared per common share....       1.20        0.71        0.96        0.92        1.14
Average common shares outstanding......     22,841      21,490      21,506      21,490      21,488
Yield on net interest earning assets
  (portfolio margin)...................       1.50%       0.84%       0.86%       0.77%       0.64%
Return on average common equity........      12.29%       6.75%       6.90%       5.81%       4.80%
Noninterest expense to average assets..       0.33%       0.15%       0.16%       0.12%       0.13%
Balance Sheet Data:
ARM assets............................. $5,245,129  $4,075,153  $4,139,461  $4,326,098  $4,268,417
Total assets...........................  5,308,719   4,140,250   4,190,167   4,375,965   4,344,633
Shareholders' equity(1)................    496,417     395,237     395,965     394,241     395,484
Historical book value per share(2).....      15.48       15.34       15.30       15.28       15.34
Market value adjusted book value per
  share(3).............................      13.71       10.64       11.67       11.40       11.45
Number of common shares outstanding....     27,811      21,490      21,572      21,490      21,490
Yield on ARM assets....................       5.65%       7.00%       7.06%       6.38%       5.86%

-------------
(1) Shareholders' equity, before unrealized market value adjustments.
(2) Shareholders' equity, before unrealized market value adjustments and excluding preferred stock, divided by common shares outstanding.
(3) Shareholders' equity, after unrealized market value adjustments and excluding preferred stock, divided by common shares outstanding.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated November 12, 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, ABN AMRO Rothschild LLC, A.G. Edwards & Sons, Inc. and RBC Dain Rauscher Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                            Number of
                       Underwriters                          shares
                       ------------                         ---------
Credit Suisse First Boston Corporation..................... 1,591,600
ABN AMRO Rothschild LLC....................................   622,800
A.G. Edwards & Sons, Inc...................................   622,800
RBC Dain Rauscher Inc......................................   622,800
CIBC World Markets Corp....................................    60,000
First Union Securities, Inc................................    60,000
U.S. Bancorp Piper Jaffray Inc.............................    60,000
Fahnestock & Co. Inc.......................................    30,000
Flagstone Securities.......................................    30,000
Janney Montgomery Scott LLC................................    30,000
Keefe, Bruyette & Woods, Inc...............................    30,000
Legg Mason Wood Walker, Incorporated.......................    30,000
Mesirow Financial, Inc.....................................    30,000
Morgan Keegan & Company, Inc...............................    30,000
Parker/Hunter Incorporated.................................    30,000
Raymond James & Associates, Inc............................    30,000
Sanders Morris Harris......................................    30,000
Sandler O'Neill & Partners, L.P............................    30,000
Thornburg Securities Corporation...........................    30,000
                                                            ---------
   Total................................................... 4,000,000
                                                            =========

   The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

   We have granted the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.534 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay:

                                                 Per Share                       Total
                                       ----------------------------- -----------------------------
                                          Without          With         Without          With
                                       Over-allotment Over-allotment Over-allotment Over-allotment
                                       -------------- -------------- -------------- --------------
Underwriting discounts and commissions
  paid by us..........................    $ 0.890        $ 0.890       $3,560,000     $4,094,000
Expenses payable by us................    $ 0.100        $ 0.087       $  400,000     $  400,000

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of stock options outstanding on the date of this prospectus supplement, issuances pursuant to our Dividend Reinvestment and Stock Purchase Plan and grants of stock options or other awards under the 1992 Option Plan.

   Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

   In the ordinary course of their business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker/dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation.
Currently, we have secured reverse repurchase credit facilities with Credit Suisse First Boston Corporation and ABN AMRO Inc., an affiliate of ABN AMRO Rothschild LLC. In addition, Garrett Thornburg, our Chairman of the Board of Directors and Chief Executive Officer, is also the sole Director, Treasurer and holder of all voting stock of Thornburg Securities Corporation, which is one of the underwriters participating in this offering and our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

   In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  . Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after the pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters' web sites is not intended to be part of the prospectus supplement or the accompanying prospectus.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

   By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;
  . where required by law, that the purchaser is purchasing as principal and not as agent; and
  .  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of our common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   In addition to the legal opinions referred to under "Legal Matters" in the accompanying prospectus, the legality of the shares of our common stock will be passed upon for us by Jeffers, Shaff & Falk, LLP, Irvine, California. Michael Jeffers, our Secretary, is a member of that firm and owns 59,070 shares of our common stock, dividend equivalent rights for 23,148 shares and phantom stock rights for 2,998 shares and owns a 1% equity interest in the Manager. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

                                    EXPERTS

   The financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the years ended December 31, 2000 and 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                                 $409,457,550

                           Thornburg Mortgage, Inc.

            Common Stock, Preferred Stock and Warrants To Purchase
                       Common Stock and Preferred Stock

   By this prospectus, we may offer, from time to time:

  .  shares of our common stock;

  .  shares of our preferred stock;

  .  warrants to purchase shares of our common stock or preferred stock; or

  .  any combination of the foregoing.

   We will provide the specific terms of each issuance of these securities in supplements to this prospectus at the time of the offering of such securities. You should read this prospectus and any supplement carefully before you decide to invest.

   This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

   The New York Stock Exchange lists our common stock under the symbol "TMA" and our Series A 9.68% Cumulative Convertible Preferred Stock under the symbol "TMA-PrA."

   To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

   Consider carefully the Risk Factors beginning on page 6 of this prospectus.

   We may sell these securities to or through underwriters, dealers or agents, or we may sell such securities directly to investors on our own behalf.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is July 6, 2001

                               TABLE OF CONTENTS

About This Prospectus...........................................  1
Forward-Looking Information.....................................  1
About Thornburg Mortgage, Inc...................................  1
Risk Factors....................................................  6
Use of Proceeds................................................. 12
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends 12
Description of Stock............................................ 12
Federal Income Tax Consideration................................ 19
Plan of Distribution............................................ 26
Experts......................................................... 28
Legal Matters................................................... 28
Where You Can Find More Information............................. 28
Incorporation of Certain Documents by Reference................. 29

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this process, we may offer and sell any combination of common stock, preferred stock and warrants to purchase common stock or preferred stock in one or more offerings for total proceeds of up to $409,457,550. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where you can find more information."

                          FORWARD-LOOKING INFORMATION

   This prospectus and the documents incorporated by reference herein contain or incorporate by reference certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a "safe harbor" for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words "believe," "anticipate," "intend," "aim," "expect," "will," and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by or on our behalf include, but are not limited to, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities, our ability to obtain financing, the terms of any financing that we do obtain and the other factors described in this prospectus under the heading "Risk factors." We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                        ABOUT THORNBURG MORTGAGE, INC.

General

   We are a mortgage acquisition and origination company that primarily invests in adjustable and variable rate mortgage ("ARM") assets comprised of ARM securities and ARM loans, thereby providing capital to the single family residential housing market. ARM securities represent interests in pools of ARM loans, which often include guarantees or other credit enhancements against losses from loan defaults. While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We acquire mortgage assets using our equity capital and borrowed funds. We borrow using our ARM assets as collateral and use the proceeds to invest in additional ARM assets. Our goal is to generate income for distribution to our shareholders based on the difference between the interest income on our ARM assets portfolio and the cost of our borrowings.

   Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust ("REIT") and therefore generally pass-through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level. Our securities are eligible for purchase by tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and individual retirement accounts, because we do not generate unrelated business income taxable to those types of entities.

   Thornburg Mortgage Home Loans, Inc. ("TMHL"), our wholly-owned taxable REIT subsidiary, conducts our mortgage loan acquisition and mortgage loan origination activities. Through TMHL, we acquire mortgage loans through three channels: (i) bulk acquisitions, which involve acquiring pools of whole loans which are originated using the seller's guidelines and underwriting criteria;
(ii) correspondent lending, which involves acquiring loans from correspondent lenders or other loan originators who originate the individual loans using our underwriting criteria and guidelines; and (iii) direct retail mortgage loan originations. ARM loans acquired from third parties and ARM loans originated by TMHL are intended to be securitized and then held in our portfolio as high quality securitized assets. When used as collateral for borrowing funds, the high quality securitized assets reduce our overall borrowing costs and improve our access to financing. As a service to our customers, we also originate 15-year and 30-year fixed rate mortgage loans, which we then will sell to third-party investors. As of March 31, 2001, TMHL has authority to lend in 20 states. To facilitate our securitization and financing of loans, two special purpose subsidiaries of TMHL have been created: Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II. TMHL and its subsidiaries operate as taxable REIT subsidiaries which provides them with greater flexibility in trading and securitizing assets than if they operated as non-taxable qualified REIT subsidiaries.

Company Information

   We are a Maryland corporation that was incorporated on July 28, 1992 and began operations in June 1993. We are managed by Thornburg Mortgage Advisory Corporation (the "Manager"), which is responsible for our day-to-day operations, subject to the supervision of our Board of Directors. We pay the Manager an annual base management fee based on average shareholders' equity, adjusted for liabilities that are not incurred to finance assets (as defined in the Management Agreement between us and the Manager dated July 15, 1999 and as amended on October 17, 2000 (the "Management Agreement")) payable monthly in arrears as follows: 1.15% of the first $300 million of average shareholders' equity (inclusive of preferred stock), plus 0.85% of that portion above $300 million. For the year ended December 31, 2000, we paid the Manager $4,158,000 in base management fees and $46,000 in performance-based incentive compensation, in accordance with the terms of the Management Agreement. The Management Agreement expires on July 15, 2009. Our principal executive offices are located at 119 East Marcy Street, Santa Fe, New Mexico 87501. Our telephone number is (505) 989-1900.

Stock Listing

   Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "TMA" and our Series A 9.68% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") is traded on the NYSE under the symbol "TMA-PrA."

Operating Policies And Strategies

  Assets

   Our ARM assets portfolio may consist of either agency or privately issued (generally, publicly registered) mortgage pass-through securities, multi-class pass-through securities, collateralized mortgage obligations ("CMOs"), collateralized bond obligations ("CBOs"), ARM loans, hybrid ARM assets (a subset of ARM assets that are typically 30 year loans that have a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to adjustable rate mortgage loans for the balance of the term), fixed rate mortgage-backed securities that have an expected duration at the time of acquisition of one year or less, short term investments that either mature within one year or have an interest rate that reprices within one year, or fixed rate mortgage loans originated by TMHL for sale to third parties.

   Agency securities are mortgage-backed securities for which a government agency or federally chartered corporation, such as FHLMC ("Freddie Mac"), FNMA ("Fannie Mae") or GNMA ("Ginnie Mae"), guarantees payments of principal or interest on the certificates. Agency securities are not rated, but carry an implied "AAA" rating. We will not invest more than 35% of our ARM assets in hybrid ARM assets and we will limit our interest rate repricing mismatch (the difference between the remaining fixed rate period of a hybrid ARM and the maturity of the fixed rate liability funding a hybrid ARM) to a duration of no more than one year. Hybrid ARMs with fixed rate periods of greater than five years are further limited to no more than 10% of our ARM assets.

   Our investment policy requires that we invest at least 70% of our total assets in "high quality" adjustable and variable rate mortgage securities and short term investments. High quality means:

  . securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government;

  . securities that are rated within one of the two highest rating categories (AAA or AA) by at least one of either Standard & Poor's Corporation or Moody's Investors Service, Inc. (the "Rating Agencies");

  . securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a high quality rated mortgage security, as determined by our Manager and approved by our Board of Directors; or

  . the portion of ARM or hybrid loans that have been deposited into a trust and have received a credit rating of AA or better from at least one Rating Agency.

   As of March 31, 2001, 92.7% of our portfolio consisted of high quality assets.

   The remainder of our investment portfolio, comprising not more than 30% of our total assets, may consist of other investment assets, which may include:

  . adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single family, multi-family, commercial or other real estate-related properties rated at least Investment Grade at the time of purchase. "Investment Grade" generally means a security rating of BBB or Baa or better by at least one of the Rating Agencies;

  . ARM loans collateralized by first liens on single family residential properties, generally underwritten to "A" quality standards, and acquired for the purpose of future securitization;

  . fixed rate mortgage loans secured by first liens on single family residential properties originated for sale to third parties;

  . real estate properties acquired as a result of foreclosing on our ARM loans; or

  . as authorized by our Board of Directors, up to $70 million of ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization effort.

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

   Historically, our investment strategy was to purchase ARM securities and ARM loans originated and serviced by other mortgage lending institutions. In 1999, we expanded our acquisition strategy to include acquiring ARM loans directly from loan originators that meet our underwriting guidelines through a new correspondent lending program, which currently includes approximately 30 company-approved financial institutions. In 2000, we began originating loans on a retail basis directly through TMHL. We also have the capability to purchase the servicing rights for the loans that we acquire and to service the loans that we originate. By owning the servicing rights, we intend to provide borrowers with high quality customer service along with loan modification and refinance opportunities. We expect to avoid establishing a high fixed cost infrastructure generally associated with operating a mortgage origination and loan servicing business by utilizing (1) private label "fee based" third party vendors who specialize in the underwriting, processing and closing of mortgage loans, and (2) a subservicer to provide the capability to service the loans that we originate or purchase.

   We intend to securitize the ARM loans and pools of ARM loans that we acquire through TMHL from third parties, as well as the ARM loans that TMHL originates directly. We then intend to hold such securitized loans as high quality assets in our portfolio. The securitization of individual loans into high quality assets improves our access to funding and reduces our borrowing costs enabling us to acquire additional ARM assets for our portfolio. Acquiring and originating ARM loans for securitization also benefits us by providing (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole pool ARM assets; and (iv) potentially higher yielding investments in our portfolio.

  Borrowings

   We finance the purchase of ARM assets using equity capital and by using borrowings collateralized by our ARM assets at short term borrowing rates and using the proceeds to acquire additional ARM assets. These borrowings are primarily in the form of reverse repurchase agreements using our ARM securities as collateral. Reverse repurchase agreements are a form of collateralized short term borrowings. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors. As of March 31, 2001, this ratio was 9.25%.

   We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings that have maturities that approximately match the interest rate adjustment periods on our ARM assets. Accordingly, most of our borrowings bear variable or short term fixed (one year or less) interest rates because, as of March 31, 2001, 75% of our ARM assets had interest rates that adjust within one year. However, for that part of our portfolio that is financing our hybrid ARM assets, which have fixed interest rate periods of from 3 to 10 years, and as of March 31, 2001, average a 2.7 year fixed rate period, we typically extend the maturity of our borrowings such that the duration difference of the hybrid ARM asset and the fixed rate borrowing is less than one year. We generally accomplish this fixed rate maturity extension through the use of interest rate swap transactions where we contractually enter into a transaction obligating us to pay a fixed interest rate for a specified term. As of March 31, 2001, our current interest rate swap portfolio that hedged hybrid ARM assets had a remaining fixed rate term to maturity of 2.1 years, closely matching the remaining fixed rate term of our hybrid ARM assets.

   Generally, our borrowing agreements require us to deposit additional collateral in the event that the market value of our existing collateral declines, which, in dramatically rising interest rate markets, could require us to sell assets to reduce the borrowings. We have established lines of credit and collateralized financing agreements with 26 different financial institutions.

   We have also financed the purchase of additional ARM assets by issuing debt obligations in the capital markets which are collateralized by securitized pools of our ARM assets that are placed in a trust. The principal

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

and interest payments on the debt are paid by the trust out of the cash flows received on the collateral. By using such a structure, we can issue debt that will not be subject to margin calls once the debt obligation has been issued. As of March 31, 2001, capital markets debt represented 14% of our total debt obligations.

  Hedging ARM Lifetime Interest Rate Caps

   In addition to the use of interest rate swaps to manage the interest rate risk associated with our hybrid ARMs, we also make use of other hedging strategies to mitigate the impact of certain adverse changes in interest rates on our net interest income and fair value changes of our ARM assets. In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. This lifetime interest rate cap is a component of the fair value of an ARM asset. Since our borrowings are not subject to equivalent interest rate caps, the interest rate cap agreements we have purchased have the effect of offsetting a portion of the fair value change in our ARM assets related to the life cap, and they also allow the yield on our ARM assets to continue to rise above its contractual maximum rate. Pursuant to the terms of such cap agreements, we will receive cash payments if the interest rate index specified in any such cap agreement increases above certain specified levels. Therefore, such cap agreements have the effect of offsetting a portion of our borrowing costs and reducing the effect of the lifetime cap feature on our ARM assets so that the yield on our ARM assets will continue to rise in high interest rate environments as our cost of borrowing rises.

                                 RISK FACTORS

   The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed here could be material to our results.

   We can provide no assurance with respect to projections or forward-looking statements made by us or by others with respect to our future results. Any one of the factors listed here, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these factors, or to project which factors will be most important in determining our results, or to project what our future results will be. Before making an investment decision you should carefully consider all of the risks described in this prospectus.

If the interest payments on our borrowings increase relative to the interest we earn on our ARM assets, it may adversely affect our profitability.

   We earn money based upon the spread between the interest payments that we earn on the ARM assets in our investment portfolio and the interest payments that we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our ARM assets, our profitability may be adversely affected.

Differences in timing of interest rate adjustments on our ARM assets and our borrowings may adversely affect our profitability.

   The ARM assets that we acquire have adjustable or variable rates. This means that their interest rates may vary over time based upon changes in an objective interest rate index, such as:

  . London Interbank Offered Rate ("LIBOR"). The interest rate that banks in London offer for deposits in London of U.S. dollars.

  . Treasury Index. An annual, monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

  . CD Rate. The weekly average of secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.

  . Cost of Funds. The actual cost of funds of savings institutions, as reported by the Office of Thrift Supervision.

   Accordingly, if short term interest rates increase, this may adversely affect our profitability because the interest rates on our borrowings generally adjust more frequently than the interest rates on our ARM assets. For example, on March 31, 2001, our non-hybrid ARM assets had a weighted average next repricing period of 88 days, while our borrowings had a weighted average next repricing period of 28 days. On our hybrid ARM assets, the average remaining fixed rate term approximated 2.7 years on March 31, 2001 as compared to an average remaining fixed rate term of 2.1 years on our interest rate swaps that hedged hybrid ARM assets. Accordingly, in a period of rising interest rates with respect to non-hybrid ARM assets, or if interest rates were higher after the hedged fixed rate period with respect to hybrid ARM assets, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our ARM assets.

Interest rate changes will affect our ARM assets and borrowings differently which may adversely affect our profitability.

   Interest rate changes may also impact our ARM assets and borrowings differently because our ARM assets are indexed to various indices whereas the interest rate on our borrowings generally moves with changes in

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

LIBOR. Although we have always favored acquiring LIBOR-based ARM assets in order to reduce this risk, LIBOR-based ARMs are not generally well accepted by homeowners in the U.S. As a result, we have acquired ARM assets indexed to a mix of indices in order to diversify our exposure to changes in LIBOR in contrast to changes in other indices. During times of global economic instability, U.S. Treasury rates generally decline because foreign and domestic investors generally consider U.S. Treasury instruments to be a safe haven for investments. Our ARM assets indexed to U.S. Treasury rates then decline in yield as U.S. Treasury rates decline, whereas our borrowings and other ARM assets may not be affected by the same pressures or to the same degree. As a result, our income can improve or decrease depending on the relationship between the various indices that our ARM assets are indexed to compared to changes in our cost of funds.

Interest rate caps on our ARM assets may adversely affect our profitability.

   Our ARM assets are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount by which an interest rate can increase during any given period. Lifetime interest rate caps limit the amount by which an interest rate can increase through maturity of an ARM asset. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our ARM assets would be limited by caps. In order to mitigate the risks from lifetime interest rate caps, we purchase interest rate cap agreements that result in our receiving cash payments if the interest rate indices specified in the cap agreements exceed certain levels.

Our use of hedging strategies to mitigate our interest rate and prepayment risks may not be effective.

   Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate the interest rate risks described above. However, no hedging strategy can completely insulate us from risk. Furthermore, certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to hedge against such risks. We will not enter into hedging transactions if we believe they will jeopardize our status as a REIT. In addition, we do not use a hedging strategy with respect to the final year of the fixed term of our hybrid ARM assets, which may expose us to additional risk in periods of rising interest rates.

An increase in prepayment rates may adversely affect our profitability.

   We have purchased ARM securities that have a higher interest rate than the market interest rate at the time of purchase. In exchange for this higher interest rate, we must pay a premium over the outstanding balance to acquire the ARM asset. In accordance with accounting rules, we amortize this premium over the term of the ARM asset. If the ARM asset is prepaid in whole or in part prior to its expected life, we must amortize the premium at a faster rate, resulting in a reduced yield on our ARM assets. This adversely affects our profitability.

   Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed rate and adjustable rate mortgage loans.

   Additionally, when interest rates decline and higher interest rate ARM assets are prepaid, we may not be able to reinvest the proceeds in ARM assets that have comparable yields, which could also adversely affect our profitability.

   While we seek to minimize prepayment risk to the greatest extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

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

An increase in interest rates may adversely affect our book value.

   Increases in interest rates may negatively affect the market value of our ARM assets. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our ARM securities and we disclose the fair value of our ARM loans in the footnotes to our financial statements.

Our strategy involves leverage.

   We seek to maintain an equity-to-assets ratio of between 8% and 10%, based on historical costs. We incur this leverage by borrowing against a substantial portion of the market value of our ARM assets. By incurring this leverage, we expect to enhance our returns. However, this leverage, which is fundamental to our investment strategy, also creates significant risks, which are outlined below:

  .  Our leverage may cause substantial losses.

   Because of our leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for various reasons, including but not limited to the following:

  .  short term interest rates increase;

  .  the market value of our ARM assets decreases;

  .  interest rate volatility increases; or

  .  the availability of financing in the market decreases.

  . Our leverage may magnify the impact of margin calls, reducing our liquidity, and result in defaults or force us to sell assets under adverse market conditions.

   A decline in the value of our ARM assets may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our ARM assets under adverse market conditions. Additionally, in the event of bankruptcy, our borrowings, which are generally made under repurchase agreements, may qualify for special treatment under the Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under these agreements without delay.

  .  Liquidation of collateral may jeopardize our REIT status.

   To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our ARM assets, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus.

  .  We may not be able to achieve our optimal leverage.

   We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage for various reasons, including but not limited to the following:

  .  we determine that the leverage would expose us to excessive risk;

  .  our lenders do not make funding available to us at acceptable rates; or

  . our lenders require that we provide additional collateral to cover our borrowings.

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

  . We may incur increased borrowing costs which would adversely affect our profitability.

   Most of our borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, it would adversely affect our profitability, particularly in the short term.

   Our borrowing costs under reverse repurchase agreements generally correspond to short term interest rates such as LIBOR, plus or minus a margin. The margins on these borrowings over or under short term interest rates may vary for various reasons, including but not limited to the following:

  .  the movement of interest rates;

  .  the availability of financing in the market; or

  .  the value and liquidity of our ARM assets.

If we are unable to borrow at favorable rates, our profitability may be adversely affected.

   Since we rely primarily on short term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short term borrowings. If we are not able to renew or replace maturing borrowings on favorable terms, we would have to sell our assets under possibly adverse market conditions.

Our investment strategy of acquiring, accumulating and securitizing ARM loans involves credit risk.

   We bear the risk of loss on any ARM loans that we acquire or originate. We have acquired ARM loans, which are not credit enhanced and which do not have the backing of Fannie Mae or Freddie Mac with the intention of securitizing such loans into high quality assets. Accordingly, we will be subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes) to the extent that there is any deficiency between the value of the mortgage collateral and insurance and the principal amount of the ARM loan. In the event of a default on any such loans that we hold, we would bear the loss of principal between the value of the mortgaged property and the outstanding indebtedness, as well as the loss of interest. We intend to securitize the ARM loans that we acquire to achieve better financing rates and to improve our access to financing. We expect, however, to retain some credit risk, as well as risks of bankruptcy and special hazard losses, in order to facilitate the creation of high quality ARM securities for our portfolio. As of March 31, 2001, 0.19% of our assets where we bear the risk of credit loss were 60 days or greater delinquent.

Our recent expansion into new lines of business may not be successful.

   Our recent expansion into mortgage loan origination through TMHL represents a new line of business for us and therefore, we cannot guarantee that we will be successful. We are attempting to mitigate the high fixed costs generally associated with such activity by using (1) private label "fee based" third party vendors who specialize in the underwriting, processing and closing of mortgage loans, and (2) a subservicer to provide the capability to service the loans that we originate or purchase. We are dependent upon the availability and quality of the performance of such third party providers and we cannot guarantee that they will successfully perform the services for which we engage them.

We have not established a minimum dividend payment level.

   We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year (subject to certain adjustments) is distributed. This will enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described in this section. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, the maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

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

Because of competition, we may not be able to acquire ARM assets at favorable yields.

   Our net income depends, in large part, on our ability to acquire ARM assets at favorable spreads over our borrowing costs. In acquiring ARM assets, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase ARM assets, many of which have greater financial resources than us. As a result, in the future, we may not be able to acquire sufficient ARM assets at favorable spreads over our borrowing costs.

We are dependent on our key personnel.

   We are dependent on the efforts of our key officers and employees, including Garrett Thornburg, Chairman of the Board of Directors and Chief Executive Officer; Larry Goldstone, President and Chief Operating Officer; and Richard P. Story, Chief Financial Officer and Treasurer. The loss of any of their services could have an adverse effect on our operations.

Some of our directors and officers have ownership interests in an affiliate that create potential conflicts of interest.

   Mr. Thornburg, our Chairman and Chief Executive Officer, and several of our other directors and officers, have direct and indirect ownership interests in an affiliate that create potential conflicts of interest. Mr. Thornburg is Chairman of the Board, President and a director of the Manager and owns a controlling interest in the Manager. Mr. Goldstone, our President and Chief Operating Officer and one of our directors, is a managing director of the Manager. Mr. Story, our Treasurer and Chief Financial Officer, is also a managing director and the Chief Accounting Officer of the Manager. As such, Mr. Thornburg, Mr. Goldstone and Mr. Story are paid employees of the Manager. Mr. Goldstone and Mr. Story own minority interests in the Manager.

   Under the Management Agreement, the Manager is entitled to earn certain incentive compensation based on the level of our annualized net income. In evaluating mortgage assets for investment and with respect to other management strategies, an undue emphasis on the maximization of income at the expense of other criteria could result in increased risk to the value of our portfolio.

We and our shareholders are subject to certain tax risks.

  . Our failure to qualify as a REIT would have adverse consequences on the amount of cash available for dividend distributions.

   Since 1993, we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 75% of our assets must be qualified REIT real estate assets, government securities, cash and cash items; and 95% of our gross income must come from real estate sources and certain other sources, mainly interest and dividends. We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service (the "Service") might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

   If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year in which we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our stock. In addition, the tax law would no longer require us to make distributions to our shareholders.

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

  .  We have certain distribution requirements.

   As a REIT, we must distribute 90% of our annual taxable income. The required distribution limits the amount that we have available for other business purposes, including amounts to fund our growth. It is also possible that because of the differences between the time during which we actually receive revenue or pay expenses and the period during which we report those items for distribution purposes, we may have to borrow funds on a short term basis to meet the 90% distribution requirement.

  .  We are also subject to other tax liabilities.

   Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

The loss of the Investment Company Act exemption would adversely affect us.

   We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this prospectus.

   The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. ARM securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of such ARM securities is limited by the provisions of the Investment Company Act. In addition, in meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests ARM securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation of such treatment, we could be required to sell a substantial amount of our ARM securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring ARM securities whose yield is higher than the yield on ARM securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

   As of March 31, 2001, 21,719,178 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional shares of common stock or shares of preferred stock that are convertible into common stock, as well as the issuance of warrants to purchase common stock or convertible preferred stock. If we issue a significant number of shares of common stock or convertible preferred stock, or if warrant holders exercise their warrants in a short period of time, dilution of our outstanding common stock and an accompanying decrease in the market price of our common stock could occur.

We may change our policies without shareholder approval.

   Our Board of Directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions in such policies requires the approval of the Board of Directors. Although the Board has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

                                USE OF PROCEEDS

   Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement for general corporate purposes. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including, but not limited to, acquisitions of ARM assets), capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short term indebtedness.

       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:




                                   Three Months                        For the Year Ended
                                      Ended     ----------------------------------------------------------------
                                    March 31,   December 31, December 31, December 31, December 31, December 31,
                                       2001         2000         1999         1998         1997         1996
                                   ------------ ------------ ------------ ------------ ------------ ------------
Ratio of earnings to fixed charges
  and preferred stock dividends...    1.15x        1.09x        1.08x        1.06x        1.17x        1.21x

   The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends. For this purpose, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense, including the amortization of capitalized issuance costs relating to indebtedness.

                             DESCRIPTION OF STOCK

General

   We may offer under this prospectus one or more of the following categories of securities: (i) shares of our common stock; (ii) shares of our preferred stock, in one or more series; (iii) common stock warrants; (iv) preferred stock warrants; and (v) any combination of the foregoing, either individually or consisting of one or more of the types of securities described in clauses (i) through (iv). The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

   Our authorized capital stock consists of 47,218,000 shares of common stock, par value $0.01 per share, 2,760,000 shares of Series A Preferred Stock, par value $0.01 per share, and 22,000 shares of Series B Cumulative Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"). Pursuant to our Articles of Incorporation, as amended (the "Articles of Incorporation"), our Board of Directors has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock. As of March 31, 2001, we had 21,719,178 shares of common stock outstanding, 2,760,000 shares of Series A Preferred Stock outstanding, and no shares of Series B Preferred Stock outstanding. As of March 31, 2001, we had 224,711 stock options outstanding to purchase our common stock.

   On January 25, 2001, our Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of our common stock held by shareholders of record as of the close of business on April 6, 2001. In addition, one Right will automatically attach to each share of our common stock issued between April 6, 2001 and the Distribution Date, as defined below. Each Right entitles the registered holder thereof to purchase a unit consisting of one one-thousandth of a share of the Series B Preferred

Stock. Initially, the Rights are not exercisable and are attached to and trade with our common stock outstanding as of, and all common stock issued after, April 6, 2001. The Rights will separate from the common stock and become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the earlier of (a) the date of the first public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 9.8% or more of our outstanding common stock (an "Acquiring Person"), or (b) the date on which we first have notice or otherwise determine that a person has become an Acquiring Person, or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 9.8% or more of our outstanding common stock (the earlier of (i) and (ii), the "Distribution Date").

Common Stock

   All shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation, our By-laws, as amended (the "By-laws"), and any articles supplementary to our Articles of Incorporation.

  Voting

   Each of our common shareholders is entitled to one vote for each share held of record on each matter submitted to a vote of common shareholders.

   Our By-laws provide that annual meetings of our shareholders will be held each calendar year on the date determined by our Board of Directors, and special meetings may be called by a majority of our Board of Directors, our Chairman, a majority of our independent directors, our President or by shareholders entitled to cast at least 25% of the votes which all shareholders are entitled to cast at the meeting.

  Dividends; Liquidation; Other Rights

   Common shareholders are entitled to receive dividends when, as and if declared by our Board of Directors out of legally available funds. The right of common shareholders to receive dividends is subordinate to the rights of our preferred shareholders. If we have a liquidation, dissolution or winding-up, our common shareholders will share ratably in all of our assets remaining after the payment of all of our debts and other liabilities and the payment of all liquidation and other preference amounts to our preferred shareholders. Common shareholders have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to shares of our common stock. Our Articles of Incorporation and By-laws contain no restrictions on our repurchase of shares of our common stock.

   We have a Dividend Reinvestment and Stock Purchase Plan (the "DRP") that allows both common and preferred shareholders to have their dividends reinvested in additional shares of our common stock and to purchase additional shares. The common stock to be acquired for distribution under the DRP may be purchased from us at a discount from the then prevailing market price or in the open market, at our discretion. Shareholders and non-shareholders also can make additional purchases of stock monthly, subject to a minimum of $100 ($500 for non-shareholders) and a maximum of $5,000 per month.

  Classification or Reclassification of Common Stock

   Our Articles of Incorporation authorize our Board of Directors to reclassify any unissued shares of common stock into other classes or series of shares, to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

Preferred Stock

   The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation, our By-laws, and any articles supplementary to our Articles of Incorporation, designating terms of a series of preferred stock. The preferred stock, when issued, will be fully paid and non-assessable. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, our Board of Directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders.

   Although our authorized capital stock includes Series A Preferred Stock and Series B Preferred Stock, any preferred stock that we sell pursuant to this prospectus and any supplement thereto will be a new series of preferred stock. The rights, preferences, privileges and restrictions of each new series of preferred stock will be fixed by the articles supplementary relating to such series. A prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

  .  the title and stated par value of the preferred stock;

  . the number of shares offered, the liquidation preference per share and the offering price of the shares;

  . the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

  . the date from which dividends on the preferred stock will accumulate, if applicable;

  .  the voting rights, if applicable;

  .  the provision for a sinking fund, if any, for the preferred stock;

  .  the provision for redemption, if applicable, of the preferred stock;

  .  any listing of the preferred stock on any securities exchange;

  . the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

  . any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

  . a discussion of certain material federal income tax considerations applicable to the preferred stock;

  . the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

  . any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and

  . any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT.

Securities Warrants

   We may issue securities warrants for the purchase of our common stock or preferred stock. Securities warrants may be issued independently or together with any other securities covered by the registration statement offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of securities warrants will be issued under a separate agreement to be entered into between us and a bank or trust company, as agent (the "Securities Warrant Agent"), all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of securities warrants.

   If securities warrants are offered, the applicable prospectus supplement will describe the terms of such securities warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of such securities warrants; (iii) the designation and terms of the securities with which such securities warrants are being offered and the number of such securities warrants being offered with each such security; (iv) the date on and after which such securities warrants and the related securities will be transferable separately; (v) the price at which the number of shares purchasable upon exercise of the securities warrants may be purchased; (vi) the date on which the right to exercise such securities warrants shall begin and the expiration date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such securities warrants.

Restrictions on Ownership and Transfer

   To ensure that we meet the requirements for qualification as a REIT, our Articles of Incorporation prohibit anyone from owning, directly or indirectly, a number of shares of our capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock not owned directly will be deemed to be owned indirectly by any person if that person is considered the beneficial owner of such shares for purposes of Rule 13(d)(3) promulgated under the Exchange Act. In addition, indirect ownership refers to constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code, as modified in Section 856(h) of the Code.

   The constructive ownership provisions of Section 544 of the Code generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person (i.e., "reattribution"). To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit. All certificates representing shares of capital stock will bear a legend referring to the restrictions on ownership described above.

   Any purported transfer of shares of capital stock that would result in an intended transferee (the "purported transferee") owning (directly or indirectly) shares of capital stock in excess of the 9.8% ownership limit will constitute "excess shares." Our Board of Directors has the right to refuse to allow such transfers of excess shares to take place. Our Board of Directors also has the right to redeem the excess shares, upon at least one week's notice to the holder of the shares, for a price equal to the closing price of shares of the same class, series or type on the NYSE on the last business day prior to the redemption date. From and after such redemption date, such shares will not be entitled to any distribution or other benefits, with the exception only of the right to payment of the redemption price for such shares.

   Any transfer of shares of capital stock that would cause us to be disqualified as a REIT will be void to the fullest extent permitted by law, and the purported transferee will be deemed to have no interest in those shares. If the foregoing transfer restriction is determined to be void or invalid as a result of any legal decision, statute, rule or regulation, then the purported transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

   At least 15 days prior to any transaction which would cause a shareholder to acquire excess shares in violation of our Articles of Incorporation or within 10 days upon the demand of our Board of Directors, such person must file an affidavit with us setting forth the information required to be reported in returns filed by shareholders under Treasury Regulation 1.857-9 and in reports filed under Section 13(d) of the Exchange Act. Additionally, upon the demand of our Board of Directors, each proposed transferee of shares of capital stock may be required to file a statement or affidavit with us setting forth the number of shares already owned by such transferee and any related person.

   Our Board of Directors may increase or decrease the 9.8% ownership limit. In addition, our Board of Directors may, pursuant to our Articles of Incorporation, waive the 9.8% ownership limit for a purchaser of our stock who has provided the Board with evidence and assurances that our qualification as a REIT will not be jeopardized. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.

   The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

Classification of Board of Directors, Vacancies and Removal of Directors

   Our By-laws provide for a staggered Board of Directors of between three and nine directors divided into three classes, with terms of three years each. In order for us to qualify as a REIT, a majority of our directors must be independent. The number of directors in each class and the expiration of each class term is as follows:

Class I   3 Directors Expires 2004
Class II  3 Directors Expires 2002
Class III 3 Directors Expires 2003

   At each annual meeting of our shareholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A staggered Board of Directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our shareholders may consider desirable. In addition, a staggered Board of Directors could prevent shareholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years.

   Our By-laws provide that any vacancy on our Board of Directors may be filled by a majority of the remaining directors. Any individual so elected director will hold office for the remaining term of the director that he or she is replacing. Our By-laws provide that a director may be removed with or without cause at any shareholder meeting upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

Indemnification

   Our Articles of Incorporation obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law, as amended from time to time. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that
(1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitation of Liability

   The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation provide for elimination of the personal liability of our directors and officers to us or our shareholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

Maryland Business Combination Statute

   The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested shareholders" unless exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the Board of Directors approved the transaction prior to the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires payment of a fair price to shareholders to be determined as set forth in the statute or a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  . 80% of the votes entitled to be cast by holders of outstanding voting shares; and

  . 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.

Maryland Control Share Acquisition Statute

   Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a shareholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders' meeting.

   If voting rights are not approved at a meeting of shareholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  .  the last control share acquisition; or

  . any meeting where shareholders considered and did not approve voting rights of the control shares.

   If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

   The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

   The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

Transfer Agent and Registrar

   Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004, is the transfer agent and registrar for our stock. Its telephone number is (212) 509-4000.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Based on various assumptions and factual representations that we have made regarding our operations, in the opinion of Jeffers, Shaff & Falk, LLP, our counsel, commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled, and will enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Jeffers, Shaff & Falk, LLP will not review our operations, and we cannot give any assurance that actual operations will meet these requirements. The opinion of Jeffers, Shaff & Falk, LLP is not binding on the Service or any court. The opinion of Jeffers, Shaff & Falk, LLP is based upon existing law, Treasury regulations and currently published administrative positions of the Service and judicial decisions, all of which are subject to change either prospectively or retroactively.

   The following discusses the material federal income tax considerations that relate to our treatment as a REIT and that apply to an investment in our stock. This discussion pertains only to Thornburg Mortgage, Inc., our qualified REIT subsidiaries and our shareholders and not to TMHL and its subsidiaries, all of which operate as taxable entities. We cannot give any assurance that the conclusions set out below would be sustained by a court if challenged by the Service. This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

  .  a dealer or trader in securities;

  .  a financial institution;

  .  an insurance company;

  . a shareholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

  .  a shareholder whose functional currency is not the United States dollar; or

  .  a tax-exempt organization or foreign taxpayer.

   The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

   The discussion set out below is intended only as a summary of the material federal income tax consequences of our treatment as a REIT and of an investment in our stock. We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of federal income tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

General

   We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending on December 31, 1993, and we plan to continue to meet the requirements for taxation as a REIT. There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and you will be subject to tax in the same manner as a shareholder of a regular domestic corporation. In that event, we may be subject to a substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated. See "Failure to Qualify" below.

REIT Qualification Requirements

   The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

  Stock Ownership Requirements

   We must meet the following stock ownership requirements:

  .  our capital stock must be transferable;

  . our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

  . no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.

   Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. These stock ownership requirements must be satisfied in each taxable year. Our Articles of Incorporation impose restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

  Asset Requirements

   We generally must meet the following asset requirements at the close of each quarter of each taxable year:

  . at least 75% of the value of our total assets must be "qualified REIT assets" (described below), government securities, cash and cash items;

  . no more than 20% of the value of our total assets may be securities of one or more Taxable REIT Subsidiaries (described below); and

  . except for securities in the 75% asset class, securities in a Taxable REIT Subsidiary or "qualified REIT subsidiary," and certain partnership interests and debt obligations:

      -- no more than 5% of the value of our total assets may be securities of any one issuer;

      -- we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

      -- we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

   "Qualified REIT assets" generally include (among other assets) interests in mortgages on real property including the ARM assets that we acquire and hold, ownership interests in real property and shares in other REITs.

   A "Taxable REIT Subsidiary" is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT Subsidiary, as we do with respect to TMHL. A Taxable REIT Subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code contains rules to ensure that contractual arrangements between a Taxable REIT Subsidiary and the parent REIT are at arm's length.

   If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

  Gross Income Requirements

   We generally must meet the following gross income requirements for each taxable year:

      (a) at least 75% of our gross income must be derived from the real estate sources, including interest income from mortgage loans and gain from the disposition of qualified REIT assets, and "qualified temporary investment income" (generally, income we earn from investing new capital in non-real estate assets, provided we received that income within one year of acquiring such new capital); and

      (b) at least 95% of our gross income for each taxable year must be derived from sources of income, including the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire qualified REIT assets) not held for sale in the ordinary course of business.

  Distribution Requirements

   We generally must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and net capital gains) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize "Built-in Gain" on disposition of any assets acquired from a regular (non-REIT) C corporation in most types of tax-free acquisitions, we would be required to distribute at least 90% of the Built-in Gain recognized net of the tax we would pay on such gain. Built-in Gain is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). As to our net capital gains, rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the bases in their stock by the difference between their share of the capital gain and their share of the credit.

Failure to Qualify

   If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, thereby reducing our after tax cash available for dividend distribution. If we are not a REIT, the Code would not require us to make distributions. Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT status for the four taxable years following the year in which we fail to qualify. It is not possible to state in what circumstances we would be entitled to any statutory relief.

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

   We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation of Thornburg Mortgage, Inc.

   In each year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our shareholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

   Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

  . If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

  . We will be subject to a tax of 100% on net income derived from any "prohibited transaction" which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

  . If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

  . If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

  . If we acquire a Built-in Gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize Built-in Gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any Built-in Gain at the highest corporate income tax rate.

  . We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

  . TMHL, TMHL's taxable subsidiaries and any other taxable REIT subsidiary of ours will be subject to taxation on net income and will make distributions to us as its sole shareholder only on after tax income.

Taxation of Shareholders

   Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction, as long as our REIT election is in effect.

   Distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

   Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid, and you had received them on December 31st of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

   If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long-term capital gains that we retain (see the discussion under the caption Distribution Requirements).

   If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

  . we will not be allowed to designate any distributions as capital gain dividends;

  . distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

  .  the excess inclusion income rules will not apply to the shareholders; and

  .  you will not receive any share of our tax preference items.

   In this event, however, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding

   For each calendar year, we will report to our domestic shareholders and to the Service the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

  . are a corporation or come within another exempt category and demonstrate this fact when required; or

  . provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

   A domestic shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the Service.

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

   Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the Service.

Taxation of Tax-Exempt Entities

   The discussion under this heading only applies to you if you are a tax-exempt entity.

   Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income ("UBTI"), provided that:

  .  you have not incurred indebtedness to purchase or hold our stock;

  . you do not otherwise use our stock in trade or business unrelated to your exempt purpose; and

  . we, consistent with our present intent, do not hold a residual interest in a REMIC that gives rise to excess inclusion income as defined under section 860E of the Code.

   If we (or a portion of our assets) were to be treated as a taxable mortgage pool, however, a portion of the dividends you receive may be subject to tax as UBTI.

   In addition, a substantial portion of the dividends you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a "qualified pension trust" that holds more than 10% by value of our interests at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that satisfies the requirements imposed under section 401(a) of the Code. We will be treated as a "pension-held REIT" if (1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust's multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) hold in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our Articles of Incorporation, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

   If you qualify for exemption under sections 501(c)(7), (c)(9), (c)(17), and
(c)(20) of the Code, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisors concerning the applicable set aside and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign
Shareholders

   The discussion under this heading only applies to you if you are not a U.S. person (hereafter, "foreign shareholder"). A U.S. person is a person who is:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

  . an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or

  . a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust prior to such date, and has made an election to continue to be treated as a U.S. person.

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

   This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

  Distributions to Foreign Shareholders

   Except for distributions attributable to gain from the disposition of real property interests or distributions designated as capital gains dividends, distributions you receive from us generally will be subject, to the extent of our earnings and profits, to federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your United States trade or business. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim that distributions are effectively connected with your United States trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI.

   Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your United States federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally, and may be subject to the branch profits tax if you are a corporation.

   Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

  . your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

  . you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

   Distributions that are attributable to a disposition of United States real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 ("FIRPTA"), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. However, because we do not expect to hold assets that would be treated as United States real property interests as defined by FIRPTA, the FIRPTA provisions should not apply to investment in our stock.

  Gain on Disposition to Foreign Shareholders

   You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

  . the gain is effectively connected with your conduct of a trade or business within the United States;

  . you are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met; or

  .  you are subject to tax under the FIRPTA rules discussed below.

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

   Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal income tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We urge you to consult applicable treaties between the United States and your country of residence, which may provide for different rules.

   Under FIRPTA, you may be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold United States real property interests and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. As mentioned above, we do not expect to hold any United States real property interests. Furthermore, we will likely qualify as a domestically controlled REIT, although no assurances can be provided because our shares are publicly-traded.

Information Reporting and Backup Withholding Tax

   The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8 BEN.

Federal Estate Taxes

   In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

State and Local Taxes

   We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment that applies to us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

                             PLAN OF DISTRIBUTION

   We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

   Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

   Shares may also be sold in one or more of the following transactions: (a) block transactions in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

   Any underwriting compensation that we pay to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit on resale of the securities that they realize may be deemed to be underwriting discounts and commissions.

   Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

   In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

   The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

   Our common stock is listed on the NYSE under the symbol "TMA" and our Series A Preferred Stock is listed on the NYSE under the symbol "TMA-PrA." Unless otherwise specified in the related prospectus supplement, each series of securities, other than our common stock, which is listed on the NYSE, that we sell pursuant to this prospectus will be a new issue with no established trading market. Any shares of common stock

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

sold pursuant to a prospectus supplement will also be listed on the NYSE, subject to official notice of issuance. The preferred stock and any securities other than common stock that we sell pursuant to this prospectus, and any supplement thereto, will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which we sell securities may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of or trading market for any securities that we sell, other than our common stock.

                                    EXPERTS

   PricewaterhouseCoopers LLP, independent auditors, have audited our consolidated financial statements for the fiscal years ended December 31, 2000 and 1999. Our consolidated financial statements for the fiscal years ended December 31, 2000 and 1999 incorporated in this prospectus by reference to our Annual Report on Form 10-K have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting.

   McGladrey & Pullen, LLP, independent auditors, have audited our consolidated financial statements for the fiscal year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference to our Annual Report on Form 10-K. Our consolidated financial statements for the fiscal year ended December 31, 1998 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the securities offered hereby is being passed upon for us by Jeffers, Shaff & Falk, LLP. The opinion of counsel described under the heading "Federal income tax considerations" is being rendered by Jeffers, Shaff & Falk, LLP. This opinion is subject to various assumptions and is based on current tax law. Michael Jeffers, our Secretary, is a member of that firm and owns 48,086 shares of our common stock, dividend equivalent rights for 15,619 shares, phantom stock rights for 2,586 shares, and owns 1% of the Manager.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC in the Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. This material can also be obtained from the SEC's worldwide web site at http://www.sec.gov. Our common stock is listed on the NYSE under the symbol "TMA" and our Series A Preferred Stock is listed on the NYSE under the symbol "TMA-PrA". All reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005 or by visiting our website at www.thornburg.com.

   We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

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

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC under the Exchange Act and these documents are incorporated herein by reference:

  .  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  . Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2001; and

  . The descriptions of our common stock, Series A Preferred Stock and Series B Preferred Stock included in our registration statements on Form 8-A, as amended.

   Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

   Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

   You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Thornburg Mortgage, Inc., 119 East Marcy Street, Santa Fe, New Mexico 87501, telephone number (505) 989-1900 or by visiting our website at www.thornburg.com.


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